UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.   1  )*
Cardiovascular Systems, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
141619 106
(CUSIP Number)
December 31, 2009
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover pages shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	141619 106

1	NAME OF REPORTING PERSON. Easton Hunt Capital Partners, L.P. (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)**
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		714,740 (2)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		58,229 (3)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		714,740 (2)

WITH	8	SHARED DISPOSITIVE POWER

58,229 (3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

772,969

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑

Does not include 11,528 vested restricted stock unit awards that represent the right to receive a cash payment from the Company equal in value to the market price of one share per unit of the Company’s common stock as of the date that is six months following the date of the termination of Mr. Friedman’s board membership, issued to Mr. Friedman that are held for the benefit of entities affiliated with Easton Hunt Capital Partners, L.P. and Easton Capital Partners, L.P.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1% (4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

(1) (2) (3) (4)	Investment decisions of Easton Hunt Capital Partners, L.P. are made by its general partner, EHC GP, LP, through its general partner, EHC, Inc. John Friedman is the President and Chief Executive Officer of EHC, Inc. Mr. Friedman shares voting and investing power over the shares owned by Easton Hunt Capital Partners, L.P. Each reporting owner disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.
Comprised of the following securities held of record by Easton Hunt Capital Partners, L.P.: 398,679 shares of common stock; currently exercisable warrants to purchase 316,061 shares of common stock.
Comprised of options exercisable within 60 days to acquire 58,229 shares of common stock held by John Friedman for the benefit of Easton Hunt Capital Partners, L.P. and Easton Capital Partners, L.P.
Based on 14,832,698 shares of common stock outstanding of Issuer on January 12, 2010.

CUSIP No.	141619 106

1	NAME OF REPORTING PERSON. EHC GP, LP (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)**
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		714,740 (2)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		58,229 (3)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		714,740 (2)

WITH	8	SHARED DISPOSITIVE POWER

58,229 (3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

772,969

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑

Does not include 11,528 vested restricted stock unit awards that represent the right to receive a cash payment from the Company equal in value to the market price of one share per unit of the Company’s common stock as of the date that is six months following the date of the termination of Mr. Friedman’s board membership, issued to Mr. Friedman that are held for the benefit of entities affiliated with Easton Hunt Capital Partners, L.P. and Easton Capital Partners, L.P.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1% (4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

(1) (2) (3) (4)	Investment decisions of Easton Hunt Capital Partners, L.P. are made by its general partner, EHC GP, LP, through its general partner, EHC, Inc. John Friedman is the President and Chief Executive Officer of EHC, Inc. Mr. Friedman shares voting and investing power over the shares owned by Easton Hunt Capital Partners, L.P. Each reporting owner disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.
Comprised of the following securities held of record by Easton Hunt Capital Partners, L.P.: 398,679 shares of common stock; currently exercisable warrants to purchase 316,061 shares of common stock.
Comprised of options exercisable within 60 days to acquire 58,229 shares of common stock held by John Friedman for the benefit of Easton Hunt Capital Partners, L.P. and Easton Capital Partners, L.P.
Based on 14,832,698 shares of common stock outstanding of Issuer on January 12, 2010.

CUSIP No.	141619 106

1	NAME OF REPORTING PERSON. EHC, Inc. (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)**
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		714,740 (2)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		58,229 (3)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		714,740 (2)

WITH	8	SHARED DISPOSITIVE POWER

58,229 (3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

772,969

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑

Does not include 11,528 vested restricted stock unit awards that represent the right to receive a cash payment from the Company equal in value to the market price of one share per unit of the Company’s common stock as of the date that is six months following the date of the termination of Mr. Friedman’s board membership, issued to Mr. Friedman that are held for the benefit of entities affiliated with Easton Hunt Capital Partners, L.P. and Easton Capital Partners, L.P.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1% (4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

(1) (2) (3) (4)	Investment decisions of Easton Hunt Capital Partners, L.P. are made by its general partner, EHC GP, LP, through its general partner, EHC, Inc. John Friedman is the President and Chief Executive Officer of EHC, Inc. Mr. Friedman shares voting and investing power over the shares owned by Easton Hunt Capital Partners, L.P. Each reporting owner disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.
Comprised of the following securities held of record by Easton Hunt Capital Partners, L.P.: 398,679 shares of common stock; currently exercisable warrants to purchase 316,061 shares of common stock.
Comprised of options exercisable within 60 days to acquire 58,229 shares of common stock held by John Friedman for the benefit of Easton Hunt Capital Partners, L.P. and Easton Capital Partners, L.P.
Based on 14,832,698 shares of common stock outstanding of Issuer on January 12, 2010.

CUSIP No.	141619 106

1	NAME OF REPORTING PERSON. Easton Capital Partners, LP (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)**
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		606,907 (2)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		58,229 (3)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		606,907 (2)

WITH	8	SHARED DISPOSITIVE POWER

58,229 (3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

665,136

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑

Does not include 11,528 vested restricted stock unit awards that represent the right to receive a cash payment from the Company equal in value to the market price of one share per unit of the Company’s common stock as of the date that is six months following the date of the termination of Mr. Friedman’s board membership, issued to Mr. Friedman that are held for the benefit of entities affiliated with Easton Hunt Capital Partners, L.P. and Easton Capital Partners, L.P.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.4% (4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

(1) (2) (3) (4)	Investment decisions of Easton Capital Partners, L.P. are made by its general partner, ECP GP, LLC, through its manager, ECP GP, Inc. John Friedman is the President and Chief Executive Officer of ECP GP, Inc. Mr. Friedman shares voting and investing power over the shares owned by Easton Capital Partners, L.P. Each reporting owner disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.
Comprised of the following securities held of record by Easton Capital Partners, L.P.: 398,679 shares of common stock; currently exercisable warrants to purchase 208,228 shares of common stock.
Comprised of options exercisable within 60 days to acquire 58,229 shares of common stock held by John Friedman for the benefit of Easton Hunt Capital Partners, L.P. and Easton Capital Partners, L.P.
Based on 14,832,698 shares of common stock outstanding of Issuer on January 12, 2010.

CUSIP No.	141619 106

1	NAME OF REPORTING PERSON. ECP GP, LLC (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)**
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		606,907 (2)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		58,229 (3)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		606,907 (2)

WITH	8	SHARED DISPOSITIVE POWER

58,229 (3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

665,136

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑

Does not include 11,528 vested restricted stock unit awards that represent the right to receive a cash payment from the Company equal in value to the market price of one share per unit of the Company’s common stock as of the date that is six months following the date of the termination of Mr. Friedman’s board membership, issued to Mr. Friedman that are held for the benefit of entities affiliated with Easton Hunt Capital Partners, L.P. and Easton Capital Partners, L.P.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.4% (4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

(1) (2) (3) (4)	Investment decisions of Easton Capital Partners, L.P. are made by its general partner, ECP GP, LLC, through its manager, ECP GP, Inc. John Friedman is the President and Chief Executive Officer of ECP GP, Inc. Mr. Friedman shares voting and investing power over the shares owned by Easton Capital Partners, L.P. Each reporting owner disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.
Comprised of the following securities held of record by Easton Capital Partners, L.P.: 398,679 shares of common stock; currently exercisable warrants to purchase 208,228 shares of common stock.
Comprised of options exercisable within 60 days to acquire 58,229 shares of common stock held by John Friedman for the benefit of Easton Hunt Capital Partners, L.P. and Easton Capital Partners, L.P.
Based on 14,832,698 shares of common stock outstanding of Issuer on January 12, 2010.

CUSIP No.	141619 106

1	NAME OF REPORTING PERSON. ECP GP, Inc. (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)**
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		606,907 (2)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		58,229 (3)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		606,907 (2)

WITH	8	SHARED DISPOSITIVE POWER

58,229 (3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

665,136

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑

Does not include 11,528 vested restricted stock unit awards that represent the right to receive a cash payment from the Company equal in value to the market price of one share per unit of the Company’s common stock as of the date that is six months following the date of the termination of Mr. Friedman’s board membership, issued to Mr. Friedman that are held for the benefit of entities affiliated with Easton Hunt Capital Partners, L.P. and Easton Capital Partners, L.P.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.4% (4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

(1) (2) (3) (4)	Investment decisions of Easton Capital Partners, L.P. are made by its general partner, ECP GP, LLC, through its manager, ECP GP, Inc. John Friedman is the President and Chief Executive Officer of ECP GP, Inc. Mr. Friedman shares voting and investing power over the shares owned by Easton Capital Partners, L.P. Each reporting owner disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.
Comprised of the following securities held of record by Easton Capital Partners, L.P.: 398,679 shares of common stock; currently exercisable warrants to purchase 208,228 shares of common stock.
Comprised of options exercisable within 60 days to acquire 58,229 shares of common stock held by John Friedman for the benefit of Easton Hunt Capital Partners, L.P. and Easton Capital Partners, L.P.
Based on 14,832,698 shares of common stock outstanding of Issuer on January 12, 2010.

Item 1(a). Name of Issuer:
Cardiovascular Systems, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
651 Campus Drive
St. Paul, Minnesota 55112-3495
Item 2(a). Name of Person Filing:
(i)	This statement is being filed by the following persons with respect to the common stock and warrants to purchase common stock of Issuer directly owned by and options to acquire common stock of Issuer beneficially owned by Easton Hunt Capital Partners, L.P., a Delaware limited partnership (“Easton Hunt Fund”):
(A)	Easton Hunt Fund;

(B)	EHC GP, LP, a Delaware limited partnership (“EHC GP”), the general partner of the Easton Hunt Fund; and

(C)	EHC, Inc., a Delaware corporation (“EHC Inc.”), the general partner of EHC GP.
(ii)	This statement is being filed by the following persons with respect to the common stock and warrants to purchase common stock of Issuer directly owned by and options to acquire common stock of Issuer beneficially owned by Easton Capital Partners, LP, a Delaware limited partnership (“Easton Capital Fund”):
(A)	Easton Capital Fund;

(B)	ECP GP, LLC, a Delaware limited liability company (“ECP GP”), the general partner of the Easton Capital Fund; and

(C)	ECP GP, Inc., a Delaware corporation (“ECP GP Inc.”), the manager of ECP GP.
Easton Hunt Fund, EHC GP, EHC Inc., Easton Capital Fund, ECP GP, and ECP GP Inc. are sometimes referred to herein as the “Reporting Persons.”
Item 2(b). Address of Principal Business Office, or if None, Residence:
The address for each of the Reporting Persons is:
Attn: John Friedman
767 Third Avenue, 7th Floor
New York, NY 10017
Item 2(c). Citizenship:
See Cover Pages, Item 4
Item 2(d). Title of Class of Securities:
Common Stock, $0.001 par value per share
Item 2(e). CUSIP Number:
141619 106
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.

(a)	See Cover Pages, Items 5 through 11.

(b)-(c)	See Cover Pages, Items 5 through 11.
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☐.
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable
Item 8. Identification and Classification of Members of the Group.
Not applicable
Item 9. Notice of Dissolution of Group.
Not applicable
Item 10. Certifications.

(a)	Not applicable

(b)	Not applicable

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 12, 2010

EASTON HUNT CAPITAL PARTNERS, L.P.

By: EHC GP, LP, its General Partner

By: EHC, Inc., its General Partner

By:	/s/ John H. Friedman

John H. Friedman, President and Chief Executive Officer

EHC GP, LP

By: EHC, Inc., its General Partner

By:	/s/ John H. Friedman

John H. Friedman, President and Chief Executive Officer

EHC, INC.

By:	/s/ John H. Friedman

John H. Friedman, President and Chief Executive Officer

EASTON CAPITAL PARTNERS, LP

By: ECP GP, LLC, its General Partner

By: ECP GP, Inc., its Manager

By:	/s/ John H. Friedman

John H. Friedman, President and Chief Executive Officer

ECP GP, LLC

By: ECP GP, Inc., its Manager

By:	/s/ John H. Friedman

John H. Friedman, President and Chief Executive Officer

ECP GP, INC.

By:	/s/ John H. Friedman

John H. Friedman, President and Chief Executive Officer

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement (incorporated by reference to Exhibit 1 of the initial Schedule 13G filed with the Securities and Exchange Commission on March 6, 2009)